October 15, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 1-304-769-1118

Mr. David L. Bumgarner
Chief Financial Officer and Principal Accounting Officer
City Holding Company
25 Gatewater Road
Cross Lanes, WV 25313

> **Re: City Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 26, 2008**
> **File No. 000-11733**

Dear Mr. Bumbgarner:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                   Sincerely,

                                   John P. Nolan
                                   Senior Assistant Chief Accountant